UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund

(Name of Issuer)

Common Shares of Beneficial Interest Without Par Value

(Title of Class of Securities)

95766Q106

(CUSIP Number)

Laurie Smiley, Esq.
Matthew S. Topham, Esq.	Irene Song, Esq.
Preston Gates & Ellis LLP	Cascade Investment, L.L.C.
925 Fourth Avenue, Suite 2900	2365 Carillon Point
Seattle, Washington 98104	Kirkland, WA 98033
(206) 623-7580	(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766Q106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,901,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,901,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,901,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) OO

*All Common Shares held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,901,000*

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,901,000*

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,901,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person (See Instructions) IN

*All Common Shares held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the Business Manager of Cascade, has voting and investment power with respect to the Common Shares held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Shares beneficially owned by Cascade and Mr. Gates.

Item 1.	Security and Issuer

This statement relates to the Common Shares of Beneficial Interest without par value (the “Common Shares”) of Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund (the “Issuer”).  The principal executive offices of the Issuer are located at 385 East Colorado Boulevard, Pasadena, CA  91101.

Item 2.	Identity and Background

(a)  This Statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons.”

(b)-(c)  Cascade is a limited liability company organized under the laws of the State of Washington.  Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner.  The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington 98033.

William H. Gates III, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit 1, which is attached hereto and incorporated herein by reference.  Exhibit 1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)     During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Cascade purchased the Common Shares it owns with its working capital. Cascade did not purchase any Common Shares with borrowed funds.
Item 4.	Purpose of Transaction

Cascade acquired the Common Shares for investment purposes only.  The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others:  (i) continuing to hold the Common Shares for investment; (ii) disposing of all or a portion of the Common Shares in open market sales or in privately-negotiated transactions; (iii) acquiring additional Common Shares in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Shares.  The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take.  The Reporting Persons’ future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Shares, the Issuer’s prospects and Cascade’s portfolio.

Except as set forth above, neither of the Reporting Persons nor Cascade’s Business Manager has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

The Reporting Persons and Cascade’s Business Manager reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  From October 31, 2005 through December 30, 2005, Cascade purchased a total of 1,637,900 Common Shares for cash in open market transactions on the dates and at the average price per share set forth on Exhibit 2, which is attached hereto and incorporated herein by reference.

(d)  Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None of the Reporting Persons has any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.
Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1	List of each executive officer, director or person controlling Cascade Investment, L.L.C.

2	Dates and prices of sales of Common Shares from October 31, 2005 through December 30, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2006	CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either of us will be filed, on behalf of each of us.

Dated: January 3, 2006	CASCADE INVESTMENT, L.L.C.

	By:	/s/ Michael Larson
Name: Michael Larson
Title: Business Manager

WILLIAM H. GATES III

	By:	/s/ Michael Larson
Name: Michael Larson*
Title: Attorney-in-fact

*  Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 4, 2005, by and on behalf of William H. Gates III, filed as Exhibit 99.3 to Cascade Investment, L.L.C.’s Amendment No. 5 to Schedule 13G with respect to Canadian National Railway Company on February 11, 2005, SEC File No. 005-48661, and incorporated by reference herein.